Filed Pursuant to Rule 253(g)(2)

File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 9 DATED FEBRUARY 20, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Updates to Minor Assets Acquired – February 20, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
G22	Washington, DC	Single-family home	01/29/2018	$496,545

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – G22 - Controlled Subsidiary

On January 29, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – G22 - Controlled Subsidiary”), for an initial purchase price of $496,545 which is the initial stated value of our equity interest in the Fundrise eFUND – G22 - Controlled Subsidiary (the “G22 Investment”). The Fundrise eFUND – G22 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,152 square foot home located in the Petworth neighborhood of Washington, DC (the “G22 Property”). The closing of both the G22 Investment and the G22 Property occurred concurrently.

The G22 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - G22 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the G22 Investment (the “G22 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - G22 - Controlled Subsidiary, including the G22 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the G22 Investment, paid directly by the Fundrise eFUND - G22 - Controlled Subsidiary.

In addition to the purchase price of $496,545, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the G22 Property tenantable. The business plan then entails renting the property for three to five years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The G22 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Petworth neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Petworth submarket a desirable investment location.